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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 022752

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/07 (MM/DD/YY) AND ENDING 09/30/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

David A. Noyes & Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

209 South LaSalle Street
(No. and Street)

Chicago (City) Illinois (State) 60604 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Art Harmon (312)782-0400
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PROCESSED
DEC 1 0 2008
THOMSON REUTERS

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

One South Wacker Dr., Suite 800 (Address) Chicago (City) IL (State) 60606 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **John Bouckaert**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **David A. Noyes & Company**, as of **September 30, 2008**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

President

Title

Dorothy L. Komlanc

Notary Public

OFFICIAL SEAL
DOROTHY L KOMLANC
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:06/07/10

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

McGladrey & Pullen

Certified Public Accountants

David A. Noyes & Company

Statement of Financial Condition Report
September 30, 2008

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report

To the Board of Directors
David A. Noyes & Company
Chicago, Illinois

We have audited the accompanying statement of financial condition of David A. Noyes & Company (the Company) as of September 30, 2008, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of David A. Noyes & Company as of September 30, 2008, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
November 21, 2008

David A. Noyes & Company

Statement of Financial Condition
September 30, 2008

Assets		
Cash	$	143,075
Receivable from clearing broker-dealer		2,287,224
Securities owned, at fair value		3,784,447
Employee receivables		877,277
Furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation and amortization of $66,710		193,482
Other assets		61,794
Total assets	$	7,347,299
Liabilities and Stockholders' Equity		
Liabilities		
Securities sold, not yet purchased, at fair value	$	15,496
Accounts payable and accrued expenses		3,815,863
Total liabilities		3,831,359
Commitments and Contingent Liabilities (Note 5)		
Stockholders' Equity		
Common stock, no par value; authorized 300,000 shares; issued and outstanding 67,101 shares		4,060,793
Accumulated deficit		(544,853)
Total stockholders' equity		3,515,940
Total liabilities and stockholders' equity	$	7,347,299

The accompanying notes are an integral part of the statement of financial condition.

Note 1. Nature of Business and Significant Accounting Policies

David A. Noyes & Company (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC), New York Stock Exchange (NYSE) and the Financial Industry Regulatory Authority (FINRA), and a guaranteed introducing broker of R.J. O'Brien, a futures commission merchant. The Company is engaged in principal and agency transactions in securities and other related activities. The Company's customer securities and commodities transactions are cleared through another broker-dealer and a futures commission merchant on a fully disclosed basis.

The Company operates under the provisions of paragraph (k)(2)(ii) of rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Significant accounting policies are as follows:

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash: The Company maintains deposits with high-quality financial institutions in amounts that are in excess of federally insured limits; however, the Company does not believe it is exposed to any significant credit risk.

Revenue recognition: Commissions and related clearing expenses are recorded on a trade-date basis. Principal transactions and related revenue and expenses are recorded on a trade-date basis. Securities owned and securities sold, not yet purchased, are recorded at fair value. Fee income results primarily from providing advisory services and is recognized as earned.

Employee receivables: Employee receivables consist primarily of forgivable loans offered to certain employees. Loans are forgivable annually and generally have lives of three to five years.

Furniture, equipment, and leasehold improvements: Furniture, equipment, and leasehold improvements are recorded at cost and depreciated/amortized on accelerated methods over the estimated useful lives of the assets.

Income taxes: The Company, with the consent of its stockholders, has elected to be taxed under sections of the federal income tax laws which provide that in lieu of corporation income taxes, the stockholders separately account for their pro rata shares of the Company's items of income, deduction, losses and credits. Therefore, these statements do not include any provision for federal corporate income taxes.

Note 1. Nature of Business and Significant Accounting Policies (continued)

Recent accounting pronouncements: In July 2006, the Financial Accounting Standards Board (FASB) released FASB Interpretation No. 48 *Accounting for Uncertainty in Income Taxes* (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet a more-likely-than-not threshold would be recorded as a tax expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2007 and is to be applied to all open tax years as of the effective date. Management is evaluating the implications of FIN 48 and its impact on the Company's financial position, results from operations and cash flows. On November 3, 2008, the FASB issued a FASB Staff Position (FSP) that proposes the effective date of FIN 48 for certain pass-through entities would be further delayed by one year. The FASB expects to finalize and issue this FSP in the first quarter of 2009.

In September 2006, the FASB released Statement of Financial Accounting Standard No. 157, *Fair Value Measurements* (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. SFAS 157 also emphasizes that fair value is a market-based measurement, not an entity specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. Under SFAS 157, fair value measurements are disclosed by level within that hierarchy. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Management is currently assessing the impact of SFAS 157 and its impact on the Company's financial position, results of operations and cash flows.

In March 2008, the FASB released Statement of Financial Accounting Standard No. 161, *Disclosures about Derivative Instruments and Hedging Activities* (SFAS 161). SFAS 161 requires enhanced disclosures about an entity's derivative and hedging activities and thereby improves the transparency of financial reporting. Such disclosures include a description of (a) how and why an entity uses derivative instruments, (b) how derivative instruments are accounted for, and (c) how derivative instruments affect an entity's financial position, financial performance, and cash flows. The Statement requires qualitative disclosures about objectives and strategies for using derivatives and quantitative disclosures about fair value amounts of, and gains and losses on, derivative instruments. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with earlier application encouraged. This Statement encourages, but does not require comparative disclosures for earlier periods at initial adoption. The Company will be required to adopt SFAS 161 in its 2009 annual financial statements. Management is currently assessing the impact of SFAS 161 and its impact on the Company's financial position, results of operations and cash flows.

Note 2. Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased at September 30, 2008, consist of trading and investment securities at fair value, as follows:

	Owned	Sold, Not Yet Purchased
Certificates of deposits	$ 2,000,000	$ -
Common stock	442,543	15,496
Corporate bonds	156,956	
State and municipal government obligations	1,070,881	-
United States government bonds	114,067	-
	$ 3,784,447	$ 15,496

Note 3. Receivable from Clearing Broker-Dealer

The amount receivable from clearing broker-dealer at September 30, 2008, is comprised of the following:

Receivable from clearing broker-dealer	$ 1,829,656
Fees and commissions receivable	243,324
Other	214,244
	$ 2,287,224

Note 4. Profit Sharing and Salary Reduction Plan

The Company has a profit sharing and salary reduction plan to which the Board of Directors may authorize salary reduction matching payments and profit sharing contributions. The plan is funded on a discretionary basis and covers substantially all employees.

Note 5. Commitments and Contingent Liabilities

The Company leases office space under various noncancelable operating leases expiring through July 31, 2020. Minimum annual rentals under these leases, exclusive of additional payments which may be required for certain increases in operating and maintenance costs, are as follows:

Years ending September 30:	
2009	$ 1,004,061
2010	1,096,960
2011	1,117,584
2012	836,173
2013	722,843
Thereafter	4,725,590
	$ 9,503,211

The Company had received abatements of rent on its office facilities leases, which provide for annual incremental increases in rent over the term of the lease. For financial reporting purposes, lease expense is recognized on a straight-line basis over the term of the lease. Deferred rent is recognized for the difference between lease expense and the rent paid over the term of the lease. At September 30, 2008, approximately $1,238,000 is related to the aforementioned deferred rent and is included in accounts payable and accrued expenses in the statement of financial condition.

In the normal course of business, the Company is subject to various litigation and arbitration matters. These matters are vigorously defended and management believes numerous meritorious defenses exist. Management does not believe the eventual outcome of this litigation in the aggregate will have a material adverse effect on the Company's financial statements.

The Company has a letter of credit for $2,000,000 to satisfy an office lease deposit requirement. This letter of credit is collateralized by certificates of deposit and matures on April 1, 2009.

Note 6. Financial Instruments with Off-Balance-Sheet Credit and Market Risk

Customer securities and commodity transactions are introduced to and cleared through clearing brokers on a fully disclosed basis. Under the terms of its clearing agreements, the Company is required to guarantee the performance of its customers in meeting contracted obligations. Such transactions may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. In conjunction with the clearing brokers, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral or reduce positions where necessary. Pursuant to the Company's clearing agreements, the Company is required to maintain a deposit with one of its clearing organizations.

Note 6. Financial Instruments with Off-Balance-Sheet Credit and Market Risk (continued)

The Company does not anticipate nonperformance by customers or its clearing brokers. In addition, the Company has a policy of reviewing, as considered necessary, the clearing brokers with which it conducts business.

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at September 30, 2008, at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to September 30, 2008. The Company monitors such risk on a daily basis.

Note 7. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires that the Company maintain net capital equal to an amount not less than $2,500 for each security with a market value in excess of $5 and $1,000 for each security with a market value of $5 and under in which the Company makes a market based on the average number of such markets made by the Company during the 30 days immediately preceding the computation date, not to exceed $1,000,000. At September 30, 2008, the Company had net capital of $2,118,504, which was $1,551,504 in excess of its required net capital of $567,000. The net capital rule may effectively restrict the payment of cash distributions to stockholders.

Note 8. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligation under these indemnifications to be remote.

END